 EXHIBIT 8.1

List of Significant Subsidiaries of Qihoo 360 Technology Co. Ltd. (the “Registrant”)

As of December 31, 2015

Subsidiaries

1.	Qizhi Software (Beijing) Co., Ltd., a PRC company

2.	Tianjin Qisi Technology Co., Ltd., a PRC company

3.	Qifei Xiangyi (Beijing) Software Co., Ltd., a PRC company

4	Mobi Magic (Beijing) Information Technology Co., Ltd., a PRC company

5	Qiji International Development Limited, a HK company

6.	360 International Development Co. Limited, a HK company

7.	Qifei International Development Co. Limited, a HK company

8.	Tech Time Development Limited, a British Virgin Islands company

Variable Interest Entities

1.	Beijing Qihu Technology Co., Ltd., a PRC company

2.	Beijing Star World Technology Co., Ltd., a PRC company